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RNORTON@DGLAW.COM	(212) 974-6969

April 20, 2007

VIA EDGAR

Perry Hindin, Esq.
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Solomon Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-138240

Dear Mr. Hindin:

On behalf of Solomon Technologies, Inc. (the “Company”), we hereby submit in electronic format for filing with the Securities and Exchange Commission, pursuant to the Securities Act of 1933 and Rule 101(a)(2)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the Company’s registration statement on Form SB-2. This letter also responds to the staff’s letter of comment dated February 28, 2007 pertaining to Amendment No. 2 to the captioned registration statement on Form SB-2.

We have reproduced below the comments set forth in your letter. Our responses are set forth below the comments.

Financial Statements, page F-1

Overview, page F-1

1.	Please update the financial statements to comply with Item 310(g) of Regulation S-B.

We have updated the financial statements to comply with Item 310(g).

Solomon Technologies, Inc. Year End Financial Information, Page F-2

Note 5. Redeemable Series A Preferred Stock, page F-10

2.
Please refer to prior comment 6. We note from your response that although you measured the value of the liability by allocating the $2,360,00 proceeds to the series A Preferred Stock and warrants based on their relative fair values, you believe that these amounts also represented the fair value of each of the individual instruments. Please revise your disclosure to be consistent in your response and state that you initially measured the mandatorily redeemable financial instruments at fair value. Please tell us how you subsequently measured the mandatorily redeemable financial instruments under SFAS 150. Please also note that since you are applying SFAS 150 to the instruments, EITF 98-5 and 00-27 would not also be applicable to those instruments. Please revise or advise.

We have revised our disclosure in Note 8 (page F-14) of our audited financial statements for the year ended December 31, 2006 to be consistent with our prior response.

Subsequently, we accreted interest and dividends using the effective interest method. As such, the series A Preferred Stock was recorded at the present value of future cash flows which approximated fair value. We therefore have concluded that the series A Preferred Stock was recorded at fair value subsequent to the initial transaction as required by SFAS 150. We included disclosure of this accounting in Note 8 of our 2006 audited financial statements.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-47

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2005, page F-48

3.	Please refer to prior comment 13. Please tell us how you revised the statement in response to our prior comment.

In error, the amended SB-2 filed did not properly clarify that the $222,121 amount reported on the pro forma condensed combined statement of operations for the year ended December 31, 2005 was Technipower’s net income from continuing operations.

With the passage of time, we have provided a pro forma statement of operations for the year ended December 31, 2006 as required by SX-11. There were no results of discontinued operations in 2006.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2006, page F-49

4.
Please refer to prior comment 14. We continue to note that the numerical information for Solomon for nine months ended September 30, 2006 does not agree to the historical statements of operations of Solomon Technologies, Inc. for the nine months ended September 30, 2006 as shown on page F-17. Please reconcile and revise.

As noted above, we have provided a pro forma statement of operations for the year ended December 31, 2006 as required by SX-11. We ensured that the Solomon Technologies, Inc. operating column agrees with the information reported in our audited financial statements for the year ended December 31, 2006 which are included in the amended Form SB-2.

Form 8-K dated January 11, 2007

Item 1.01 Entry Into a Material Definitive Agreement

5.
Please tell us how you plan to account for the Variable Rate Self-Liquidating Senior Secured Convertible Debentures due March 18, 2008, and the associated common stock purchase warrants and registration rights agreement. In you response, please provide us with an analysis showing how you considered the significant terms of these agreements in reaching your conclusions as to the proper accounting method and valuation of the instruments.

We understand that the staff has withdrawn this comment.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Compiled Interim Review

6.	Please refer to prior comment 17. We note that you will amend to include all of the disclosures required by Item 4.02 (a)(1) and (3) of Form 8-K.

We have filed an amendment to the report on Form 8-K filed on January 18, 2007 that included all of the disclosures required by Item 4.02 (a)(1) and (3) of Form 8-K.

* * * *

Please telephone the undersigned at (212) 468-4944 with any questions or comments you may have regarding Amendment No. 3 to the registration statement on Form SB-2 or this letter, or if there is anything we can do to facilitate your review of these documents.

Very truly yours,

/s/ Ralph W. Norton

cc:	Peter W. DeVecchis, Jr.